UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-37947

Hunter Maritime Acquisition Corp.
(Translation of registrant’s name into English)

Tower A, WangXin Building

28 Xiaoyun Rd

Chaoyang District, Beijing, 100027
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):___

Changes in Registrant’s Certifying Accountant

On August 15, 2019, UHY LLP (“UHY”) notified Hunter Maritime Acquisition Corp. (the “Company”) that it resigned as the Company’s independent registered public accounting firm, effective immediately.

The reports of UHY on the consolidated financial statements of the Company for the fiscal years ended December 31, 2017 and December 31, 2018 did not contain an adverse opinion or a disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the Company’s fiscal years ended December 31, 2017 and 2018 and through August 15, 2019, there were no disagreements with UHY on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to UHY’s satisfaction, would have caused them to make reference to the subject matter in connection with their report on the Company’s consolidated financial statements for such period.

During the Company’s fiscal years ended December 31, 2017 and 2018 and through August 15, 2019, there were no “reportable events” (defined below) requiring disclosure pursuant to Item 16F(a)(1)(iv) of Form 20-F. As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

The Company has provided UHY with a copy of the foregoing disclosures and has requested that UHY review such disclosures and provide a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 16F(a)(3) of Form 20-F. Attached as Exhibit 99.1 is a copy of UHY’s letter addressed to the SEC relating to the statements made by the Company in this Report on Form 6-K.

The Company has not yet engaged a new independent registered public accounting firm.

Financial Statements and Exhibits.

Exhibit Number	Exhibit Name
99.1	Letter from UHY LLP, dated August 21, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hunter Maritime Acquisition Corp.
(Registrant)

Date: August 21, 2019	By:	/s/ Jia Sheng
	Name:	Jia Sheng
	Title:	Chief Executive Officer

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